January 15, 2014

VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Duc Dang, Special Counsel

Re:     Hines Real Estate Investment Trust, Inc.
Form 10-K
Filed March 28, 2013
File No. 000-50805

Dear Mr. Dang:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on December 31, 2013 (the “Comment Letter”), with respect to the Hines Real Estate Investment Trust, Inc. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 28, 2013 (the “Form 10-K”). For ease of review, we have transcribed the comments being addressed and our respective responses to the comments below.

Form 10-K for the year ended December 31, 2012
Lease expirations, page 27

1.	In future Exchange Act periodic filings, please include the percentage of your annualized rent that is represented by your expiring leases.
Response:
In future Exchange Act periodic filings, we will include the percentage of annualized rent that is represented by expiring leases.

2.
We note your disclosure regarding your estimated value per share as of December 31, 2012. In future Exchange Act periodic filings, please expand this section to include a discussion of the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

Response:

In future Exchange Act periodic filings, we will expand the disclosure regarding our estimated net asset value per share to include a discussion of the relationship between the aggregate purchase price of our properties (as adjusted for related capital expenditures) and the value assigned to our properties.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Distributions, page 33

3.
We note your general disclosure that you funded cash distributions “with cash flows from operating activities, distributions received from our unconsolidated investments and proceeds from the sales of our real estate investments.” Please tell us if a numerical comparison between your total distributions and your cash flow from operations for the covered periods would be meaningful to investors.

Response: We believe that it may be meaningful to investors for us to include the percentages of cash distributions that were funded from: (i) cash flows from operations; (ii) cash flows from investing activities such as distributions received from our unconsolidated investments and proceeds from the sale of real estate investments and (iii) cash flows from financing activities for the covered periods and we will include such disclosure in future Exchange Act periodic filings.
Results of Operations, page 46

4.	In future Exchange Act periodic filings, please discuss material trends in period to period same store occupancy and average effective rents.
Response:
In future Exchange Act periodic filings, we will discuss material trends in period to period same store occupancy and average effective rents.

Funds from Operations and Modified Funds from Operations, page 53

5.
In future annual reports, please confirm that you will include Basic and Diluted Income (Loss) per Common Share with your presentation of Modified Funds from Operations per Common Share. Please refer to Item 10(e) of Regulation S-K.

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

Response:
In future annual reports, we confirm that we will include Basic and Diluted Income (Loss) per Common Share with our presentation of Modified Funds from Operations per Common Share.

6.
We note that your primary offering has been closed for several years and your continued disclosure of “modified funds from operations.” Please explain why this measure continues to be useful to investors. Where appropriate, please address the usefulness of each significant adjustment.

Response: As indicated in the Form 10-K, we believe that modified funds from operations (“MFFO”), is a meaningful supplemental performance measure and is useful to investors in understanding how our management evaluates our ongoing performance because it excludes certain non-operating activities and certain recurring non-cash operating adjustments such as adjustments for straight-line rents, amortization of discounts and premiums on debt investments, amortization of above or below-market intangible lease assets, impairment charges, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, and gains or losses related to early extinguishment of hedges or debt. Management uses MFFO to evaluate the financial performance of our investment portfolio. In addition, our board of directors uses MFFO to evaluate and establish the Company’s distribution policy and the sustainability thereof. Accordingly, since management and our board of directors continue to use MFFO to evaluate our ongoing performance and to establish our ongoing distribution policy, we believe that this measure continues to be useful to investors, regardless of whether we are engaged in a primary offering of our securities. Although we believe that MFFO is useful to investors for the reasons set forth above, we have also provided disclosure in the Form 10-K as to the limits on the utility of MFFO.
Management uses MFFO, as defined by the Investment Program Association (the “IPA”), as a non-GAAP supplemental financial performance measure to evaluate our operating performance. The IPA has recommended the use of MFFO as a supplemental measure for publicly registered, non-listed REITs to enhance the assessment of the operating performance of a non-listed REIT. MFFO is based on funds from operations (“FFO”), which is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”). Although it is based on FFO, MFFO includes certain additional adjustments which we believe are appropriate. Some of these adjustments relate to changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO, which have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined by NAREIT. Such items include amortization of out-of-market lease intangible assets and liabilities and certain tenant

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

incentives, the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment and impairment charges on non-operating real estate investments. Footnotes 4, 5, 6, 7 and 8 on page 55 of the Form 10-K describe why the Company believes these adjustments are useful and appropriate.
We also believe that MFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.
Additionally, we have determined to expand our current FFO and MFFO disclosure in future periodic Exchange Act filings to more completely explain why we believe this measure continues to be useful to investors and to provide additional information regarding the usefulness of each significant adjustment. For your reference, an example of the new presentation is attached hereto as Annex A, using the information that appeared in our Form 10-K for the year ended December 31, 2012.
Financial Statements
Notes to Consolidated Financial Statements, page 66
9. Related Party Transactions, page 83
The Participation Interest, page 85

7.
Please tell us if the holder or the company determines if the Participation Interests will be converted into cash or into common shares. Please include this disclosure in future filings. To the extent the holder does not make this determination, please tell us how you determined that it was appropriate to classify the participation interest as a liability.

Response: The holder of the Participation Interest has the right to request the repurchase of the Participation Interest from the Company at any time, subject to a one-year holding period. The Company determines if the Participation Interest will be converted into cash or common shares except in the event that the Advisor is terminated by the Company. In the event that the Company terminates the Advisor, the holder of the Participation Interest may determine to have the Participation Interest repurchased in cash or common shares. Currently, it is our expectation that the Participation Interest will ultimately be settled in cash. Accordingly, the Participation Interest obligation has been classified as a liability, instead of equity, since it is probable that its ultimate settlement will be in the form of cash. In future Exchange Act periodic filings, we will disclose that it is the Company that makes the determination of whether the Participation Interest will be converted into cash or common shares.

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

Schedule III – Real Estate Assets and Accumulated Depreciation, page 120

8.
In future annual reports, please confirm that you will provide the aggregate cost for Federal income tax purposes for your gross amount of real estate assets. Please refer to Rule 12-28 of Regulation S-X.

Response:
In future annual reports, we confirm that we will provide the aggregate cost for Federal income tax purposes for our gross amount of real estate assets.

***

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, please feel free to contact me at shea.morgenroth@hines.com or at 713-966-5340.
Sincerely,
/s/ J. Shea Morgenroth
J. Shea Morgenroth
Chief Accounting Officer and Treasurer

cc: Alice L. Connaughton, Esq., Greenberg Traurig, LLP

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

Annex A

Funds from Operations and Modified Funds from Operations

Funds from Operations, ("FFO"), is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts, ("NAREIT") widely recognized by investors and analysts as one measure of operating performance of a real estate company. FFO excludes items such as real estate depreciation and amortization. Depreciation and amortization, as applied in accordance with GAAP, implicitly assumes that the value of real estate assets diminishes predictably over time and also assumes that such assets are adequately maintained and renovated as required in order to maintain their value. Since real estate values have historically risen or fallen with market conditions such as occupancy rates, rental rates, inflation, interest rates, the business cycle, unemployment and consumer spending, it is management’s view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies using historical cost accounting alone is insufficient. In addition, FFO excludes gains and losses from the sale of real estate and impairment charges related to depreciable real estate assets and in-substance real estate equity investments, which we believe provides management and investors with a helpful additional measure of the historical performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses and interest costs. A property will be evaluated for impairment if events or circumstances indicate that the carrying amount may not be recoverable (i.e. the carrying amount exceeds the total estimated undiscounted future cash flows from the property). Undiscounted future cash flows are based on anticipated operating performance, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows. While impairment charges are excluded from the calculation of FFO as described above, stockholders are cautioned that due to the limited term of our operations, it could be difficult to recover any impairment charges.

In addition to FFO, management uses MFFO, as defined by the Investment Program Association, (the "IPA"), as a non-GAAP supplemental financial performance measure to evaluate our operating performance. The IPA has recommended the use of MFFO as a supplemental measure for publicly registered, non-listed REITs to enhance the assessment of the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be useful as a measure of the long-term operating performance of our investments or as a comparative measure to other publicly registered, non-listed REITs if we do not continue to operate

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

with a limited life and targeted exit strategy, as currently intended and described herein. MFFO includes funds generated by the operations of our real estate investments and funds used in our corporate-level operations. MFFO is based on FFO, but includes certain additional adjustments which we believe are appropriate. Such items include reversing the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, and gains or losses related to early extinguishment of hedges or debt. Some of these adjustments are necessary to address changes in the accounting and reporting rules under GAAP for real estate subsequent to the establishment of NAREIT’s definition of FFO. These changes also have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such items include amortization of out-of-market lease intangible assets and liabilities and certain tenant incentives.

MFFO is useful in assisting management and investors in assessing the sustainability (that is, the capacity to continue to be maintained) of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Management uses MFFO to evaluate the financial performance of our investment portfolio, including the impact of potential future investments. In addition, our board of directors uses MFFO to evaluate and establish our distribution policy and the sustainability thereof.

FFO and MFFO should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. In addition, FFO and MFFO should not be considered as alternatives to net income (loss) or income (loss) from continuing operations as an indication of our performance or as alternatives to cash flows from operating activities as an indication of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO and MFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. Please see the limitations listed below associated with the use of MFFO:

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

•
We use interest rate swap contracts as economic hedges against the variability of interest rates on variable rate loans. Although we expect to hold these instruments to maturity, if we were to settle these instruments currently, it would have an impact on our operating performance. Additionally, these derivative instruments are measured at fair value on a quarterly basis in accordance with GAAP. MFFO excludes gains (losses) related to changes in these estimated values of our derivative instruments because such adjustments may not be reflective of ongoing operations and may reflect unrealized impacts on our operating performance.

•
MFFO excludes impairment charges related to long-lived assets that have been written down to current market valuations. Although these losses are included in the calculation of net income (loss), we have excluded them from MFFO because we believe doing so more appropriately presents the operating performance of our real estate investments on a comparative basis.

•
Our business is subject to volatility in the real estate markets and general economic conditions, and adverse changes in those conditions could have a material adverse impact on our business, results of operations and MFFO. Accordingly, the predictive nature of MFFO is uncertain and past performance may not be indicative of future results.

Neither the SEC, NAREIT nor any regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or a regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

The table below summarizes FFO and MFFO for the years ended December 31, 2012, 2011 and 2010 and a reconciliation of such non-GAAP financial performance measures to our net income (loss) for the years then ended (in thousands).

	Year Ended December 31,
	2012	2011	2010
Net income (loss)	$(75,748)	$43,914	$(35,383)
Depreciation and amortization (1)	79,720	96,289	111,784
Gain on sale of investment property (2)	(2,064)	(107,241)	(22,562)
Impairment on real estate investments (3)	53,483	—	—
Adjustments to equity in earnings (losses) from unconsolidated entities, net (4)	22,548	52,172	26,652
Adjustments for noncontrolling interests (5)	1,305	(3,550)	(2,962)
Funds from operations	79,244	81,584	77,529
(Gain) loss on derivative instruments (6)	(8,680)	24,590	18,525
Impairment on land parcel (7)	—	—	811
Other components of revenues and expenses (8)	4,866	(2,430)	(13,255)
Adjustments to equity in earnings (losses) from unconsolidated entities, net (4)	(4,589)	(18,619)	(156)
Adjustments for noncontrolling interests (5)	422	(203)	(119)
Modified Funds From Operations	$71,263	$84,922	$83,335

Basic and Diluted Income (Loss) Per Common Share	$(0.33)	$0.17	$(0.18)
Funds From Operations Per Common Share	0.34	0.36	0.35
Modified Funds From Operations Per Common Share	0.31	0.38	0.38
Weighted Average Shares Outstanding	230,049	225,442	220,896

(1)
Represents the depreciation and amortization of various real estate assets.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such depreciation and amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of FFO. This amount includes zero, $3.8 million and $9.8 million of depreciation and amortization related to discontinued operations for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)
Represents the gain on disposition of certain real estate investments. Although this gain is included in the calculation of net income (loss), we have excluded it from FFO because we believe doing so more appropriately presents the operating performance of our real estate investments on a comparative basis.

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

(3)
Represents impairment charges recorded during 2012 in accordance with GAAP. Although such impairment charges on operating real estate investments are included in the calculation of net income (loss), we have excluded them from FFO because we believe doing so more appropriately presents the operating performance of our real estate investments on a comparative basis. See “Results of Operations — Results of Directly-Owned Properties” for additional information regarding our impairment charges.

(4)
Includes adjustments to equity in earnings (losses) of unconsolidated entities, net, similar to those described in Notes 1, 2, 3, 5, 6 and 8 for our unconsolidated entities, which are necessary to convert our share of income (loss) from unconsolidated entities to FFO and MFFO.

(5)	Includes income attributable to noncontrolling interests and all adjustments to eliminate the noncontrolling interests’ share of the adjustments to convert our net income (loss) to FFO and MFFO.

(6)
Represents components of net income (loss) related to the estimated changes in the values of our interest rate swap derivatives.  We have excluded these changes in value from our evaluation of our operating performance and MFFO because we expect to hold the underlying instruments to their maturity and accordingly the interim gains or losses will remain unrealized.

(7)
Represents impairment charges on non-operating real estate investments recorded in accordance with GAAP. Although such charges are included in the calculation of net income (loss), we have excluded them from MFFO because we believe doing so more appropriately presents the operating performance of our real estate investments on a comparative basis.

(8)
Includes the following components of revenues and expenses that we do not consider in evaluating our operating performance and determining MFFO for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31,
	2012	2011	2010
Straight-line rent adjustment (a)	$(5,009)	$(7,244)	$(8,298)
Amortization of lease incentives (b)	15,432	12,493	8,425
Amortization of out-of-market leases (b)	(6,426)	(8,524)	(14,212)
Other	869	845	830
	$4,866	$(2,430)	$(13,255)

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

a)
Represents the adjustments to rental revenue as required by GAAP to recognize minimum lease payments on a straight-line basis over the respective lease terms.  We have excluded these adjustments from our evaluation of the operating performance of the Company and in determining MFFO because we believe that the rent that is billable during the current period is a more relevant measure of the Company’s operating performance for such period.

b)
Represents the amortization of lease incentives and out-of-market leases.  As stated in Note 1 above, historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of MFFO.

Set forth below is additional information relating to certain items excluded from the analysis above which may be helpful in assessing our operating results:

•
Pursuant to the terms of the Grocery-Anchored Portfolio joint venture agreement, for the years ended December 31, 2012, 2011 and 2010, we received distributions of approximately $2.6 million, $2.9 million and $2.3 million in excess of our pro-rata share of the joint venture’s MFFO, respectively.

•	Amortization of deferred financing costs was $1.6 million, $4.0 million and $2.8 million for the years ended December 31, 2012, 2011 and 2010, respectively, and was deducted in determining MFFO.

•
A portion of our acquisition and asset management fees are paid in equity through the Participation Interest. For the years ended December 31, 2012, 2011 and 2010, these amounts were $19.4 million, $3.6 million and $15.5 million, respectively.

•
During the years ended December 31, 2012, 2011 and 2010, we sold our directly-owned interests in the following properties: (i) Atrium on Bay in June 2011, (ii) a land parcel in September 2010, and (iii) Distribution Parks Elouveira, Vinhedo and Araucaria in April 2010 and January 2010. For additional information regarding our sales of investment property see “Financial Condition, Liquidity and Capital Resources — Cash Flows from Investing Activities — Sales of Investment Property.”

•
During the years ended December 31, 2012, 2011 and 2010, the Core Fund sold its interests in the following properties: (i) four properties collectively known as the “Roseville Corporate Center” in December 2012, (ii) One and Two Shell Plaza in August 2012, (iii) a 49% interest in One North Wacker in December 2011, (iv) Three First National Plaza in August 2011,

Mr. Duc Dang, Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 15, 2014

and (v) 600 Lexington in May 2010. For additional information regarding the sale of the Core Fund’s properties see “Year ended December 31, 2012 compared to the year ended December 31, 2011 — Results of Our Indirectly-Owned Properties — Our Interest in the Core Fund” and “Year ended December 31, 2011 compared to the year ended December 31, 2010 — Results of Our Indirectly-Owned Properties — Our Interest in the Core Fund.”